Exhibit B(3)

August 7, 2014

Amendment No. 2 to the Amended and Restated ByLaws of the MassMutual Select Funds, MassMutual Premier Funds, MML Series Investment Fund, and MML Series Investment Fund II

“18.1. General. Except as the Trustees may generally or in particular cases authorize the execution thereof in some other manner, all deeds, leases, transfers, contracts, bonds, notes, checks, drafts, and other obligations made, accepted, or endorsed by a Trust shall be executed by the President, any Vice President, the Treasurer, any Assistant Treasurer, or by any other person who may be designated for that purpose by vote of the Trustees, and need not bear the seal of such Trust.”

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